Mail Stop 3561

May 2, 2007

Mr. Matthew H. Paull
Chief Financial Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

      RE: McDonald's Corporation
             Form 10-K for the year ended December 31, 2006
             Filed February 26, 2007
             File No. 001-05231

Dear Mr. Paull:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief